Exhibit 99.1

Media Contact: Su Shin, Hawaiian Telcom (808) 546-2344 su.shin@hawaiiantel.com
Investor Relations Contact: Brian Tanner, Hawaiian Telcom (808) 546-3442 brian.tanner@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports Fourth Quarter and Full Year 2013 Results

Achieved fourth quarter and full year revenue growth of 4.1% and 1.5%

Added a record 2,600 Hawaiian Telcom TV subscribers during fourth quarter

Expanded the reach of Hawaiian Telcom TV to 120,000 households on Oahu

Delivered fourth quarter and full year business revenue growth of 10.6% and 4.0%

HONOLULU (Thursday, March 13, 2014) — Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for the fourth quarter and full year 2013.  The highlights of 2013 and recent accomplishments in 2014 are as follows:

•                  Fourth quarter and full year 2013 revenue of $100.5 million and $391.2 million, grew 4.1 percent and 1.5 percent year-over-year, respectively.  The Company’s first full year of total revenue growth since becoming a standalone company:

•                  Consumer revenue increased 4.2 percent and 2.5 percent year-over-year for the fourth quarter and full year 2013, respectively, driven by growth in video revenue of $2.4 million and $8.1 million, respectively.

•                  Added nearly 2,600 Hawaiian Telcom TV subscribers during the fourth quarter, the highest quarterly net additions to date, ending 2013 with approximately 18,400 subscribers.

•                  Enabled 9,000 households in the quarter, increasing its total to 120,000 households enabled, or approximately 50 percent of the marketable households on Oahu.

•                  Added over 1,300 high-speed Internet (HSI) subscribers during the quarter, ending the year with approximately 111,700 subscribers, up 3.8 percent year-over-year.

•                  Fourth quarter and full year business revenue increased 10.6 percent and 4.0 percent year-over-year, respectively, driven by growth in business data revenue, including revenue from Wavecom Solutions Corporation (Wavecom), and revenue from SystemMetrics Corporation (SystemMetrics).

•                  Fourth quarter and full year 2013 Adjusted EBITDA(1) of $30.7 million and $119.9 million, declined $2.5 million and $2.1 million year-over-year, respectively. The fourth quarter 2012 included a one-time net settlement gain of approximately $2.5 million associated with the acquisition of Wavecom.

•                  Generated fourth quarter and full year 2013 net income of $2.6 million and $10.5 million, or $0.23 and $0.95 per diluted share, respectively.

•                  On March 2, 2014, the Company launched new broadband packages for consumers and businesses delivered over Hawaii’s fastest Internet service, featuring download speed tiers of 100, 300 and 500 Mbps.

“In 2013, we continued to meet our strategic objectives by building further momentum in the key growth areas of our business,” said Eric K. Yeaman, Hawaiian Telcom’s president and CEO.  “With the investments we have made in our broadband network and next-generation services, we have transformed our growth profile and sharpened our competitive edge.”

“We expanded the reach of Hawaiian Telcom TV to fifty percent of the marketable households on Oahu, which positions us to capture a greater share of the consumer video and broadband market in Hawaii.  We grew our Hawaiian Telcom TV subscriber base by 87 percent in 2013 and experienced a 91 percent attachment of broadband with these customers, driving 2.5 percent growth in consumer revenues.

“In the business channel, the increased demand for additional bandwidth and our ability to offer customers next-generation services and solutions that help solve business challenges are helping to drive growth in our IP-based services.  Business data revenue was up 34 percent year-over-year in 2013, including revenue from Wavecom. We also completed the acquisition of SystemMetrics, which significantly enhances our capabilities and better positions us to address the fast-growing market for data center and cloud services in Hawaii.

“In the wholesale channel, we now have 289 fiber-to-the-tower (FTTT) cell sites completed and another 141 sites under contract to build.  These FTTT projects provide attractive investment returns and by strategically routing the fiber to these sites, we also extend our broadband capabilities to additional potential retail customers.

“We enter 2014 with strong momentum and remain excited about the opportunities we have ahead.  We plan to continue to invest in our broadband network—extending our footprint, enhancing speeds and adding advanced features and functionality across our product portfolio.  I am very pleased with the progress we are making in executing our strategic plan, and confident about the Company’s growth prospects, and our ability to drive long-term value for our shareholders,” concluded Yeaman.

Fourth Quarter 2013 Results

Fourth quarter revenue was $100.5 million, a 4.1 percent increase compared with $96.6 million in the fourth quarter of 2012.  Revenue growth in the quarter, driven by video and HSI and revenue related to the SystemMetrics and Wavecom acquisitions, more than offset the impact from a decrease in equipment and managed services revenue and a 2.4 percent decline in access lines, inclusive of Wavecom lines.  Adjusted EBITDA was $30.7 million, compared to $33.3 million in the fourth quarter of 2012.  After adjusting for a $2.5 million one-time net settlement gain in the fourth quarter 2012 associated with the acquisition of Wavecom, Adjusted EBITDA was consistent with the same period a year ago.

Net income for the fourth quarter of 2013 was $2.6 million, or $0.23 per diluted share, compared to net income for the fourth quarter of 2012 of $98.6 million, or $9.21 per diluted share.  Included in the 2012 amount are one-time, non-cash tax benefits of $94.1 million relating to the reduction of certain valuation allowances previously established with respect to deferred tax assets.  Excluding the one-time, non-cash tax benefits recorded in the fourth quarter of 2012, Pro Forma Net Income(2) was $4.5 million, or $0.42 per diluted share.  The year-over-year decrease was primarily due to the $2.5 million one-time net settlement gain recorded in the fourth quarter 2012.

Consumer Revenue

Fourth quarter consumer revenue totaled $36.4 million, up 4.2 percent year-over-year primarily driven by revenue growth from the Company’s Hawaiian Telcom TV and HSI services.  The Company has brought a new level of competition and choice to the people of Hawaii with its next-generation video service, which has driven the transformation of its consumer channel.

Video service revenue grew to $4.2 million for the quarter, up from $1.8 million in the same period a year ago, driven by the addition of approximately 8,600 subscribers in 2013, ending the year with approximately 18,400 subscribers in service.  For the quarter, approximately 9,000 additional homes were enabled, increasing the number of homes enabled to 120,000 at year-end, and subscriber penetration increased to approximately 15 percent, from approximately 14 percent at the end of the third quarter.

Consumer HSI revenue also was up from the same period a year ago, led by a 3.9 percent year-over-year increase in consumer HSI subscribers to approximately 91,400, which was primarily driven by high HSI pull-through rates for new video subscribers and standalone HSI additions.  As of December 31, 2013, approximately 55 percent of total video subscribers had a triple-play and approximately 91 percent had double- or triple-play bundles.  Increases driven by next-generation consumer video and HSI services were partially offset by the decline in legacy consumer access and long distance lines of 8.3 percent and 7.3 percent, respectively.

Business Revenue

Fourth quarter business revenue totaled $44.7 million, up 10.6 percent from the same period a year ago, primarily due to revenue added as a result of the SystemMetrics and Wavecom acquisitions.  Business data revenue, excluding revenue related to Wavecom, was up 10.3 percent year-over-year driven by higher demand for IP-based data services.  Also contributing to the increase was higher business HSI revenue as a result of a 4.0 percent year-over-year increase in business HSI subscribers to approximately 19,300.  These increases were partially offset by a $0.5 million decrease in equipment and managed services revenue and the year-over-year decline in legacy business access and long distance revenues.

Wholesale Revenue

Fourth quarter wholesale revenue totaled $16.0 million, down $1.8 million from the same period a year ago.  Wholesale carrier data revenue declined $1.5 million year-over-year to $14.4 million, mainly due to the elimination of previously recognized revenue that related to services provided to Wavecom.  Wholesale switched carrier access revenue declined $0.3 million year-over-year to $1.6 million, equally attributable to the overall declines in access lines and minutes of use, and the impact of intercarrier compensation reform.

Operating Expenses, Capital Expenditures and Liquidity

Operating expenses, exclusive of depreciation and amortization, one-time charges and non-cash stock compensation, increased $6.5 million to $69.8 million, primarily due to a one-time net settlement gain of $2.5 million associated with the acquisition of Wavecom in the fourth quarter of 2012, as well as increased direct cost of goods related to video and higher wages, partially offset by lower costs related to various vendor contracts and decreased cost of goods related to lower levels of equipment sales.

Full Year 2013 Results

Revenue was $391.2 million, a 1.5 percent increase compared with $385.5 million for the prior year, as increases driven by growth from video, HSI and new IP-based business services, and revenue related to the SystemMetrics and Wavecom acquisitions, more than offset revenue declines as a result of access line losses and lower level of sales of customer premise equipment.  Adjusted EBITDA was $119.9 million, compared to $122.0 million in 2012.  After adjusting for a $2.5 million net settlement gain in the fourth quarter 2012 associated with the acquisition of Wavecom, Adjusted EBITDA was up approximately $0.4 million from a year ago.

Net income for the full year 2013 was $10.5 million, or $0.95 per diluted share, compared to net income for the full year 2012, which included the one-time, non-cash tax benefit previously discussed, of $110.0 million, or $10.32 per diluted share.  Excluding the one-time, non-cash tax benefit recorded in the full year 2012, Pro Forma Net Income was $11.5 million, or $1.08 per diluted share.

Capital expenditures totaled $86.3 million for the full year 2013, up from $77.7 million in 2012 primarily due to greater investment in broadband network infrastructure, increased success-based spending to support the subscriber growth of Hawaiian Telcom TV and FTTT builds, as well as several large long-term, success-based projects won in the second half of the year

At the end of 2013, the Company had $49.6 million in cash and cash equivalents compared to $67.0 million at the end of 2012.  The reduction is primarily related to $11.9 million of cash used for the acquisition of SystemMetrics, $7.9 million of costs (including prepayment premium, original issue discount, and fees and expenses) associated with the refinancing of its $300 million term loan, higher capital expenditures, and temporary uses of working capital, partially offset by $13.1 million of net proceeds received from the sale of a parcel of land.  Net Debt(3) was $242.1 million, resulting in a Net Debt to Adjusted EBITDA ratio as of December 31, 2013 of 2.04x.

Conference Call

The Company will host a conference call to discuss its fourth quarter and full year 2013 results at 8:00 a.m. (Hawaii Time), or 2:00 p.m. (Eastern Time) on Thursday, March 13, 2014.

To access the call, participants should dial (866) 515-2909 (US/Canada), or (617) 399-5123 (International) ten minutes prior to the start of the call and enter passcode 97005799.

A live webcast of the conference call, including a slide presentation, will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available one hour after the conclusion of the call until 11:59 p.m. (Eastern Time) March 20, 2014.  Access the replay by dialing (888) 286-8010 and entering passcode 13951337.  Alternatively, the replay can be accessed by dialing (617) 801-6888 and entering passcode 13951337.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), Pro Forma Net Income and Net Debt. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA and Net Debt to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expects”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to, Hawaiian Telcom’s ability to maintain its market position in communications services, including wireless, wireline and Internet services; general economic trends affecting the purchase or supply of communication services; world and national events that may affect the ability to provide services; changes in the regulatory environment; any rulings, orders or decrees that may be issued by any court or arbitrator; restrictions imposed under various credit facilities and debt instruments; work stoppages caused by labor disputes; adjustments resulting from year-end audit procedures; and Hawaiian Telcom’s ability to develop and launch new products and services. More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2013 Annual Report on Form 10-K. The information contained in this release is as of March 13, 2014. It is anticipated that subsequent events and developments may cause estimates to change.  Except as otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this release.

About Hawaiian Telcom

Hawaiian Telcom Holdco, Inc., headquartered in Honolulu, is Hawaii’s leading provider of integrated communications, data center and entertainment solutions for business and residential customers. With roots in Hawaii beginning in 1883, the Company offers a full range of services including voice, video, Internet, data, wireless, and advanced communication and network services supported by the reach and reliability of its network and Hawaii’s only 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience.  For more information, visit www.hawaiiantel.com.

(1)  Adjusted EBITDA is EBITDA plus non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization, non-cash stock compensation and gain on sale of property.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) to comparable GAAP financial measures has been included in the tables distributed with this release.

(2)  Pro Forma Net Income is defined as net income adjusted for the one-time, non-cash item related to the tax benefit to reverse the tax valuation allowance.  The Company believes this non-GAAP measure, Pro Forma Net Income, is a meaningful performance measure for investors because it is used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Pro Forma Net Income may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Pro Forma Net Income to comparable GAAP financial measures has been included in the tables distributed with this release.

(3)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income

(Dollars in thousands, except per share amounts)

	For the Year Ended
	December 31,
	2013	2012	2011

Operating revenues	$391,150	$385,498	$395,156

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	163,749	160,226	159,822
Selling, general and administrative	114,875	108,508	120,390
Gain on sale of property	(6,546)	—	—
Depreciation and amortization	77,301	70,908	63,806

Total operating expenses	349,379	339,642	344,018

Operating income	41,771	45,856	51,138

Other income (expense):
Interest expense, net	(18,875)	(22,183)	(25,339)
Loss on early extinguishment of debt	(3,660)	(5,112)	—
Interest income and other	34	59	65

Total other expense	(22,501)	(27,236)	(25,274)

Income before reorganization items and income tax provision (benefit)	19,270	18,620	25,864

Reorganization items - expense	—	—	1,050

Income before income tax provision (benefit)	19,270	18,620	24,814

Income tax provision (benefit)	8,782	(91,362)	(1,341)

Net income	$10,488	$109,982	$26,155

Net income per common share -
Basic	$1.01	$10.74	$2.58
Diluted	$0.95	$10.32	$2.41

Weighted average shares used to compute net income per common share -
Basic	10,337,339	10,242,573	10,147,561
Diluted	11,093,931	10,660,647	10,843,542

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Dollars in thousands, except per share amounts)

	December 31,
	2013	2012

Assets
Current assets
Cash and cash equivalents	$49,551	$66,993
Receivables, net	34,521	34,082
Material and supplies	15,939	11,352
Prepaid expenses	3,724	5,161
Deferred income taxes	8,146	5,727
Other current assets	2,851	2,181
Total current assets	114,732	125,496
Property, plant and equipment, net	524,375	507,197
Intangible assets, net	40,225	39,075
Goodwill	12,104	1,569
Deferred income taxes	75,274	102,680
Other assets	11,305	9,075

Total assets	$778,015	$785,092

Liabilities and Stockholders’ Equity
Current liabilities
Current portion of long-term debt	$3,000	$3,000
Accounts payable	40,228	36,351
Accrued expenses	18,787	20,537
Advance billings and customer deposits	16,122	15,185
Other current liabilities	6,412	3,961
Total current liabilities	84,549	79,034
Long-term debt	291,679	292,410
Employee benefit obligations	80,321	132,004
Other liabilities	8,454	4,784
Total liabilities	465,003	508,232

Commitments and contingencies (Note 15)

Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 10,495,856 and 10,291,897 shares issued and outstanding at December 31, 2013 and 2012, respectively	105	103
Additional paid-in capital	167,869	165,941
Accumulated other comprehensive loss	(4,716)	(28,450)
Retained earnings	149,754	139,266
Total stockholders’ equity	313,012	276,860

Total liabilities and stockholders’ equity	$778,015	$785,092

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Dollars in thousands)

	For the Year Ended
	December 31,
	2013	2012	2011

Cash flows from operating activities:
Net income	$10,488	$109,982	$26,155
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	77,301	70,908	63,806
Loss on early extinguishment of debt	3,660	5,112	—
Gain on sale of property	(6,546)	—	—
Employee retirement benefits	(13,224)	(11,933)	(9,920)
Provision for uncollectibles	3,455	716	2,940
Stock based compensation	2,736	1,872	2,135
Deferred income taxes	9,617	(90,827)	—
Reorganization items	—	—	1,050
Changes in operating assets and liabilities:
Receivables	(3,409)	(724)	(2,930)
Material and supplies	(4,587)	(3,161)	240
Prepaid expenses and other current assets	456	(1,109)	4,039
Accounts payable and accrued expenses	(6,518)	3,255	(6,058)
Advance billings and customer deposits	138	424	(276)
Other current liabilities	812	269	1,421
Other, net	2,582	1,676	(990)
Net cash provided by operating activities before reorganization items	76,961	86,460	81,612
Operating cash flows used by reorganization items	—	—	(2,393)
Net cash provided by operating activities	76,961	86,460	79,219

Cash flows from investing activities:
Capital expenditures	(86,290)	(77,713)	(77,992)
Acquisitions, net of cash acquired	(11,858)	(8,343)	—
Proceeds on sale of property	13,118	—	—
Proceeds on sale of investments	—	746	—
Net cash used in investing activities	(85,030)	(85,310)	(77,992)

Cash flows from financing activities:
Repayment of debt including premium	(303,083)	(306,750)	—
Proceeds from borrowing	298,500	295,500	—
Loan refinancing costs	(3,442)	(4,130)	—
Proceeds from stock issuance	—	—	49
Repayments of capital lease	(542)	(582)	(582)
Revolving loan refinancing costs	—	—	(253)
Taxes paid related to net share settlement on equity awards	(806)	(258)	(25)
Net cash used in financing activities	(9,373)	(16,220)	(811)

Net change in cash and cash equivalents	(17,442)	(15,070)	416
Cash and cash equivalents, beginning of year	66,993	82,063	81,647

Cash and cash equivalents, end of year	$49,551	$66,993	$82,063

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel

(Unaudited, dollars in thousands)

For Three Months

	For Three Months Ended
	December 31,		Change
	2013	2012	Amount	Percentage

Telecommunications
Local voice services	$33,307	$34,668	$(1,361)	(3.9)%
Network access services
Business data	6,507	4,794	1,713	35.7%
Wholesale carrier data	14,406	15,882	(1,476)	(9.3)%
Subscriber line access charge	9,232	9,674	(442)	(4.6)%
Switched carrier access	2,573	2,022	551	27.3%
	32,718	32,372	346	1.1%
Long distance services	5,929	6,617	(688)	(10.4)%
High-Speed Internet	10,305	9,375	930	9.9%
Video	4,228	1,823	2,405	131.9%
Equipment and managed services	7,270	7,814	(544)	(7.0)%
Wireless	629	766	(137)	(17.9)%
Other	3,933	3,153	780	24.7%
	98,319	96,588	1,731	1.8%
Data center colocation	2,188	—	2,188	NA
	$100,507	$96,588	$3,919	4.1%

Channel
Business	$44,724	$40,442	$4,282	10.6%
Consumer	36,440	34,987	1,453	4.2%
Wholesale	15,958	17,770	(1,812)	(10.2)%
Other	3,385	3,389	(4)	(0.1)%
	$100,507	$96,588	$3,919	4.1%

For Twelve Months

	For the Year Ended
	December 31,		Change
	2013	2012	Amount	Percentage

Telecommunications
Local voice services	$137,166	$141,352	$(4,186)	(3.0)%
Network access services
Business data	25,392	18,946	6,446	34.0%
Wholesale carrier data	59,529	63,192	(3,663)	(5.8)%
Subscriber line access charge	37,739	38,885	(1,146)	(2.9)%
Switched carrier access	7,698	8,883	(1,185)	(13.3)%
	130,358	129,906	452	0.3%
Long distance services	24,733	27,959	(3,226)	(11.5)%
High-Speed Internet	39,800	36,323	3,477	9.6%
Video	13,012	4,883	8,129	166.5%
Equipment and managed services	26,994	31,418	(4,424)	(14.1)%
Wireless	2,713	3,336	(623)	(18.7)%
Other	14,186	10,321	3,865	37.4%
	388,962	385,498	3,464	0.9%
Data center colocation	2,188	—	2,188	NA
	$391,150	$385,498	$5,652	1.5%

Channel
Business	$170,544	$163,923	$6,621	4.0%
Consumer	141,234	137,765	3,469	2.5%
Wholesale	66,206	71,673	(5,467)	(7.6)%
Other	13,166	12,137	1,029	8.5%
	$391,150	$385,498	$5,652	1.5%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	For Three Months Ended		For the Year Ended
	December 31,		December 31,
	2013	2012	2013	2012

Net income	$2,629	$98,639	$10,488	$109,982
Income tax provision (benefit)	3,261	(91,016)	8,782	(91,362)
Interest expense and other income and expense, net	4,157	5,262	22,501	27,236
Depreciation and amortization	18,769	18,943	77,301	70,908
Non-cash stock compensation	850	529	2,736	1,872
Gain on sale of property	—	—	(6,546)	—
EBITDA	29,666	32,357	115,262	118,636
Non-recurring costs	695	910	2,553	2,565
Severance costs	—	—	712	752
Wavecom integration costs	374	—	1,343	—

Adjusted EBITDA	$30,735	$33,267	$119,870	$121,953

Hawaiian Telcom Holdco, Inc.

Schedule of Pro Forma Net Income Calculation

(Unaudited, dollars in thousands)

	For Three Months Ended	For the Year Ended
	December 31, 2012	December 31, 2012

Net income	$98,639	$109,982
Impact of one-time adjustment to deferred tax asset valuation allowance	(94,140)	(98,433)

Pro forma net income	$4,499	$11,549

Pro forma net income per common share -
Basic	$0.44	$1.13
Diluted	$0.42	$1.08

Hawaiian Telcom Holdco, Inc.

Net Debt to LTM Adjusted EBITDA Ratio

(Unaudited, dollars in thousands)

Long-term debt as of December 31, 2013	$294,679
Less cash on hand	(49,551)
Total Net Debt as of December 31, 2013	$245,128

LTM Adjusted EBITDA as of December 31, 2013	$119,870

Total Net Debt to Adjusted EBITDA	2.04x

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

				2013 vs. 2012		2012 vs. 2011
	December 31,			Change		Change
	2013	2012	2011	Number	Percentage	Number	Percentage

Voice access lines
Residential	186,415	203,330	223,009	(16,915)	(8.3)%	(19,679)	(8.8)%
Business *	193,027	185,142	189,035	7,885	4.3%	(3,893)	(2.1)%
Public	4,155	4,405	4,623	(250)	(5.7)%	(218)	(4.7)%
	383,597	392,877	416,667	(9,280)	(2.4)%	(23,790)	(5.7)%

High-Speed Internet lines
Residential	91,437	88,016	84,634	3,421	3.9%	3,382	4.0%
Business	19,320	18,575	17,442	745	4.0%	1,133	6.5%
Wholesale	963	1,020	1,156	(57)	(5.6)%	(136)	(11.8)%
	111,720	107,611	103,232	4,109	3.8%	4,379	4.2%

Long distance lines
Residential	117,282	126,551	136,921	(9,269)	(7.3)%	(10,370)	(7.6)%
Business *	79,496	74,781	76,160	4,715	6.3%	(1,379)	(1.8)%
	196,778	201,332	213,081	(4,554)	(2.3)%	(11,749)	(5.5)%

Video
Subscribers	18,393	9,829	1,620	8,564	87.1%	8,209	506.7%
Homes Enabled	120,000	65,000	27,400	55,000	84.6%	37,600	137.2%

*     Business voice access lines and business long distance lines included approximately 9,400 and 5,500 lines, respectively as of December 31, 2013 related to the acquisition of Wavecom.